SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer


GOL
Results
1Q23

Disclaimer

This presentation contains forward looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL's growth prospects. These are merely estimates and projections and, as such, are based exclusively on the Management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", " plan", "predict", "project", and other similar verbs are intended to identify these forward looking statements, involving risks and uncertainties that may lead actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. Factors that can affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments related to COVID-19, such as quarantine's length and extent, travel restrictions, and the overall impact on demand for air travel; (iii) competitive environment in the Brazilian air market and government measures that may affect it; (iv) volatility in fuel prices; and (v) risks disclosed in GOL's filings with the US Securities and Exchange Commission and CVM – Brazilian Securities and Exchange Commission.

All forward looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

Meeting industry practices, GOL discloses so-called non-GAAP financial measures not recognized under IFRS or US GAAP, including "net debt", "total liquidity" and "EBITDA". GOL's Management believes that disclosing non-GAAP measures provides useful information to investors, financial analysts and the public when assessing the operating performance and comparing with the operating performance of other companies in the same industry and others. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly named measures taken by other companies. Potential investors should not rely on information not recognized in IFRS to replace IFRS measures regarding profit or cash flow when deciding on investments.

GOL: Highlights 1Q23

Metrics	1Q23	Δ vs. 1Q22
Gross Sales (R$ million)	5,412	+32.6%
ASK (Billion)	11.2	+11.0%
RPK (Billion)	9.4	+14.1%
Load Factor	83.3%	+2.3 p.p.
Yield (R$ cents)	48.52	+32.0%
Pax Revenue (R$ million)	4,536	+50.6%
RASK (R$ cents)	43.85	+37.7%
CASK[2] (R$ cents)	35.99	+19.7%
EBITDA[3]	1,238	+113.9%
EBITDA Margin	25.2%	+7.2 p.p.

- PRASK (R$ cents): **40.43** *(+36% vs. 1Q22)*
- CASK Ex-Fuel (US$ cents): **3.9** *(+12% vs. 1Q22)*
- Net Debt[1]/EBITDA LTM[3]: **7.9x**

1. Including 7x aircraft lease and excluding perpetual bonds.
2. Recurring operating results, excluding non-recurring costs and costs the cargo aircraft operations
3. Recurring operating results.
4. Cash, investments, trade receivables and deposits (does not include unencumbered assets).

Capacity and Network

Flights Every four minutes taking off or landing in Congonhas Airport

Daily Flights
+630

Markets Served
+250

PAX Carried
~8MM

GOL promotes high productivity, with increase in unit revenues



+11%
10,110
9,021
10,283
11,375
11,221
1Q22
2Q22
3Q22
4Q22
1Q23
ASKs
Yield
RASK
Cask Ex-Combustível

. *CASK Ex-Fuel excludes non-recurring expenses and costs related to cargo aircraft operations.*

Revenue Performance



Average Fare
(R$)
Domestic
+27%
436
554
1Q22
1Q23



Segment Pax Rebound
(vs. 2019)
(%) vs. 2019
Finance: 50%
Oil & Gas: 100%
Real State: 50%
Automobile: 30%
Logistics: 95%
Pharmaceutical: 40%
150%
110%
80%
70%
50%
Smiles
Direct Sale / Leisure
OTAs
Corporate
Large Corporate

Operating Indicators


RASK
(R$ cents)
+38%
31.9
35.9
39.0
41.6
43.9
1Q22
2Q22
3Q22
4Q22
1Q23


CASK
Ex-Fuel1
(US$ cents)
+12%
3.6
3.9
3.6
3.6
3.9
1Q22
2Q22
3Q22
4Q22
1Q23


Yield
(R$ cents)
+32%
36.8
43.0
45.0
48.2
48.5
1Q22
2Q22
3Q22
4Q22
1Q23


Aircraft
Utilization
(Hours/Day)
+6%
11.0
10.2
11.1
11.6
11.7
1Q22
2Q22
3Q22
4Q22
1Q23

1 Recurring operating results, excluding non-recurring expenses and cargo aircraft operations.

Efficiency Metrics

Productivity improving beyond pre-pandemic levels

ASK Generation / # Employees

In ASK million



+12.3%
0.7
0.6
0.7
0.8
0.8
1Q22
2Q22
3Q22
4Q22
1Q23

Fuel Consumption / Block-Hour

In liter thousand



-2%
2.77
2.72
1Q22
1Q23

1Q22	1Q23
~101 Operating Fleet	~110 Operating Fleet
29 Boeing 737-MAX	38 Boeing 737-MAX
+ 14.4k Employees	+ 13.7k Employees
+ 11.0 Aircraft Utilization	+ 11.7 Aircraft Utilization
+ R$ 3.2bi Net Revenue	+ R$ 4.9bi Net Revenue
~ 3.4 (US$ cents) Cask Ex-Fuel	~ 3.9 (US$ cents) Cask Ex-Fuel
+ 19.7mm Smiles Customers	+ 21.4mm Smiles Customers

Fleet Plan

4Q22

- Return of 3 Boeing 737-NG
- ~26% of operational Fleet comprised by 737-MAX
- 2,0% reduction in fuel consumption per block hour *(1Q23 vs. 1Q22)*

1Q23



Fleet Plan
146
139
147
150
108
83
82
75
38
56
65
75
2022E
2023
2024
2025
737NG
737MAX

ESG | Actions and Plans

2035 — 2050

Today

- **Lower Consumption/ASK in the region.** (70.5K t CO_2/ASK).
- **Only Brazilian company that offers a** global compensation solution (Moss).
- 35% female leadership.
- SEC ADR III and B3 Level 2 in Governance.
- GOL Institute donates tickets to 51 institutions, 19 of which are focused on education.
- Creation of 17 indicators focused on Diversity and Inclusion.
- SCORE CDP (B-).
- 22 Forums in the Corporate Governance agenda.

Medium-Term

- **10% reduction in fuel consumption.**
- GOL plans to use 2%-5% SAF Fuel.
- 5% fuel carbon offset.
- 50% female leadership.
- Best place to work (Diversity and Inclusion metrics).

Long-Term

- **Net Zero**
  Achieve carbon neutrality by 2050. IEnvA process provides a complete validation of the Company's Environmental Management System (EMS) at a level equivalent to the ISO 14001 standard.
- In the process of creating and validating its mitigation plan for 2030.

ICO2 B3

With B737 MAXs, GOL achieved a 16% reduction in CO_2 emissions (compared to B737-NG).

Smiles | Performance and Synergies



Customers (million)
19.7
20.1
20.5
20.9
21.4
+8.4%
1Q22
2Q22
3Q22
4Q22
1Q23



Sales (R$ million)
971
1,001
1,260
1,135
1,178
+21%
1Q22
2Q22
3Q22
4T224Q22
1Q23

+21 million Customers

+51 billion miles redeemed

Profitability Increase



Net Revenue
(R$ billion)
+53%
3,220
4,920
1Q22
1Q23
EBIT[1]
(%)
+11.5 p.p.
5.6 %
17.1 %
1Q22
1Q23
EBITDA[1]
(%)
+7.2 p.p.
18.0 %
25.2 %
1Q22
1Q23

1 Recurring operating results, excludes non-recurring expenses.

- **>$5.4 billion** in sales in 1Q23, record level for GOL.
  Corporate market positioning and brand value boost revenue
- **+32%** of *yield* vs. 1Q22, increased productivity and operating fleet, increased aircraft utilization
- **Only airline in region** with potential to further dilute unit cost, as capacity resumes to pre-pandemic levels.

Consistent Recovery in Margins

Recovery of EBITDA



(R$ billions)
3.9
27.9%
0.1
2.0%
-36.8%
-2.7
2.9
19.2%
24.7%
1.2
25.2%
1.2
4.7
24.0%
2019
2020
2021
2022
4Q22
1Q23
FY23(E)
EBITDA Margin (%)
EBITDA (R$ mm)

2023 Guidance

Financial Outlook (Consolidated, IFRS)	2023E
Total operational fleet (average)	114-118
ASKs, System (% change)	15 - 20%
Seats, System (% change)	20 - 25%
Departures, System (% change)	20 - 25%
Average load factor (%)	~81%
Net revenues (R$bn)	~19,5
Non-fuel CASK[2] (US$ cents)	~3,6
Fuel price (R$/liter)	~5,4
EBITDA margin[2] (%)	~24%
EBIT margin[2] (%)	~14%
Net financial expense[3] (R$bn)	~2,1
Pre-tax margin[3] (%)	~3%
Effective income tax rate (%)	~24%
Capex, net[4] (R$mm)	~600
Aircraft Acquisitions (R$mm)	~800
Aircraft Debt (7x Annual Aircraft Rent) (US$bn)	~3,5
Financial Debt (US$bn)	~2,7
Net Debt[5] / EBITDA[2] (x)	~6x
Fully-diluted shares out[6] (mm)	~435
EPS, fully diluted (R$)[3]	~0.3
Fully-diluted ADS out.[6] (mm)	~217,5
EPADS, fully diluted (US$)[3]	~0,2

** Financial Debt and Net Debt / EBITDA – Includes effects of GOL SSN2028*

(1) Cargo, loyalty, in-flight purchases, and other ancillary income;

(2) Recurring operating results;

(3) Excluding exchange rate gains and losses and unrealized losses on Exchangeable Senior Notes;

(4) Capex, net is calculated as capitalized maintenance, less capitalized maintenance financing and maintenance costs;

(5) Including 7x Aircraft Lease and excluding perpetual bonuses;

(6) Considers the exercise of stock options that can be issued from the stock option program and related to Exchangeable Senior Notes.

Cash Flow



(R$ billions)
Operational
+1.0
Investment
(0.3)
Financial
(0.5)
4.1
5.0
-4.1
0.1
-0.3
0.6
-0.7
-0.4
4.4
Initial Liquidity 4Q22
Operating Inflows
Operating Outflows
Change in Receivable and Deposits
CAPEX
Net Funding
Lease Payment
Interest and Other Financial Expenses
Final Liquidity 1Q23

Increase in operating cash inflows result of discipline in capacity management and pass-thru of variations in oil prices and exchange rates

Liquidity: Cash, investments, trade receivables and deposits (does not include unencumbered assets) and GOL SSN2028.

Liquidity Management



(R$ billions)
-2.2
6.2
3.0
3.6
2.0
1.4
-2.4
8.0
6.7
1.4
-5.8
-1.1
-6.8
-5.5
-2.5
0.8
4.4
Liquidity 4Q19[3]
Cash 4Q19
Operational Result
Working Capital
Aircraft
Capex
Funding
Amort.
Leasing
Interest and Others
Cash 1Q23
Liquidity 1Q23[3]
Capital Increase
Acquisition of Smiles and Dividends

Δ Cash	(2.3)
Δ Debt [1]	1.2
Δ Others [2]	(3.5)

1- Includes Funding and Amortization.
2- Includes all cash variation, excluding funding and amortization.
3- Comprises Cash, Cash Equivalents, Financial Investments, Restricted Cash, Accounts Receivable and Deposits.

Debt Amortization Schedule

(billion)[1]


4.4
0.0
0.4
0.3
0.0
0.1
0.1
0.5
0.4
0.3
0.1
2.0
Liquidity 1Q23
2Q23
2H23
2024
2025
2026
2027
2028+
Debt in US$
Exchangeable Senior Notes US$ (2024)
Secured Senior Notes US$ (2028)
Debt in R$

1- In the currency of issuance/contracting.
2- Excluding perpetual bonds.

GOL's Liability Management maintained Debt at stable levels[1]


Financings and Borrowings
USD billions
+0.2
2.1
0.6
1.5
4Q12
2.2
0.2
2.0
1Q22
2.1
0.1
2.0
2Q22
2.1
0.2
1.9
3Q22
2.3
0.2
2.1
4Q22
2.4
0.2
2.2
1Q23
Short Term
Long Term

Liquidity, Debt and Leverage



Liquidity[1]
In US$ billion
+23%
0.7
0.8
0.7
0.8
0.9
1Q22
2Q22
3Q22
4Q22
1Q23



Net Debt[2] / EBITDA LTM[3]
-22%
10.1x
9.5x
9.1x
9.5x
7.9x
1Q22
2Q22
3Q22
4Q22
1Q23
6.0x
4.6x
1Q23 IFRS16
1Q23 IFRS16 Ex-SSN2028

1. Cash, cash equivalents, short-term investments, deposits and receivables; 2. Including 7x annual aircraft lease and excluding perpetual bonus.
3. Considers direct and recurring costs.


GOL
Investor Relations
ir@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ir